FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on November 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: November 2, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: November 1st, 2005
URL: http://www.komatsu.com/

Consolidated Interim Business Results

for the Fiscal Year Ending March 31, 2006 (U.S. GAAP)

1. Results for the First Half of the Fiscal Year Ending March 31, 2006

(1) Consolidated Financial Results (Amounts are rounded to the nearest million yen)

	Millions of yen & US dollars except per share amounts
	First half ended September 30, 2005			First half ended September 30, 2004	Changes Increase		The entire FY ended March 31, 2005
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	809,709	7,166		683,976	125,733	18.4%	1,434,788
Operating profit	79,699	705		46,169	33,530	72.6%	101,923
Income before income taxes, minority interests and equity in earnings of affiliated companies	85,136	753		48,200	36,936	76.6%	98,703
Net income	59,796	529		26,023	33,773	129.8%	59,010

Net income per share (Yen)
Basic	¥60.27	53.3	¢	¥26.23	¥34.04	—	¥59.51
Diluted	¥60.18	53.3	¢	¥26.22	¥33.96	—	¥59.47

Notes:	1) Consolidated financial information is prepared in accordance with generally accepted accounting principles (GAAP) in the United States of America.

2)      The translation of Japanese yen amounts into US dollar amounts is included solely for convenience and has been made for the first half ended September 30, 2005, at the rate of ¥113 to $1, the approximate rate of exchange at September 30, 2005.

	3) Equity in earnings of affiliated companies:
	September 30, 2005:	536 million yen
	September 30, 2004:	684 million yen
	March 31, 2005:	939 million yen

	4) The numbers of average common shares outstanding were as follows:
	September 30, 2005:	992,145,951
	September 30, 2004:	992,006,036
	March 31, 2005:	991,662,555

	5) Accounting policies were not changed.
	6) Net income per share above is based on the provisions of Statements of Financial Accounting Standards No.128, “Earnings per share.”

7)      Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

(2) Consolidated Financial Position

	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Total assets (Millions of yen)	1,532,978	1,390,125	1,449,068
Shareholders’ equity (Millions of yen)	552,442	447,521	477,144
Shareholders’ equity ratio (%)	36.0	32.2	32.9
Shareholders’ equity per share (Yen)	556.56	451.46	481.27

Notes:	1) The numbers of common shares outstanding were as follows:
	September 30, 2005:	992,599,364
	September 30, 2004:	991,267,779
	March 31, 2005:	991,420,696

(3) Cash Flow

	Millions of yen
	First half ended September 30, 2005	First half ended September 30, 2004	The entire FY ended March 31, 2005
Net cash provided by operating activities	58,726	54,110	121,369
Net cash used in investing activities	(19,311)	(14,092)	(37,731)
Net cash used in financing activities	(52,241)	(47,756)	(57,835)
Cash and cash equivalents, end of period	85,076	64,647	97,510

The Number of Consolidated Subsidiaries and Affiliated Companies Accounted for by the Equity Method

•	Number of consolidated subsidiaries: 163 companies

•	Number of affiliated companies accounted for by the equity method: 43 companies

Changes in Group of Entities

•	Consolidated subsidiaries

Added:	27 companies
Removed:	5 companies

•	Affiliated Companies accounted for by the equity method

Added:	2 companies
Removed:	3 companies

2. Projections for the Entire Fiscal Year ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

	Millions of yen
	Net sales	Operating profit	Income before income taxes, minority interests and equity in earnings of affiliated companies	Net income
The entire fiscal year	1,650,000	160,000	153,000	101,000

Notes:	1) Forecast of net income per share (basic): 101.75 yen
2) Refer to “Management Performance and Financial Conditions” for preconditions of the projections above and other related issues.

The Komatsu Group

(As of September 30, 2005)

Business Categories and Principal Products & Services
Construction and Mining Equipment

Excavating Equipment	Hydraulic excavators, mini excavators, and backhoe loaders

Loading Equipment	Wheel loaders, mini wheel loaders, and skid steer loaders

Grading and Roadbed Preparation Equipment	Bulldozers, motor graders, and vibratory rollers

Hauling Equipment	Off-highway dump trucks, articulated dump trucks, and crawler carriers

Forestry Equipment	Harvesters, forwarders, and feller bunchers

Tunneling Machines	Shield machines, tunnel-boring machines, and small-diameter pipe jacking machines (Iron Mole)

Recycling Equipment	Mobile debris crushers, mobile soil recyclers, and mobile tub grinders

Other Equipment	Railroad maintenance equipment

Engines and Components	Diesel engines, diesel generator sets, and hydraulic equipment

Casting Products	Steel castings and iron castings

Industrial Machinery, Vehicles and Others

Metal Forging and Stamping Presses	Large presses, small and medium-sized presses, forging presses, and AC-Servo presses

Sheet-Metal Machines and Machine Tools	Press brakes, shears, laser cutting machines, fine plasma cutting machines, and crank shaft millers

Industrial Vehicles and Logistics	Forklift trucks, packing and transport

Defense Systems	Ammunition and armored personnel carriers

Outdoor Power Equipment	Chainsaws and trimmers/brushcutters

Others	Commercial-use prefabricated structures

Electronics

Electronic Materials	Silicon wafers

Communications Equipment and Control Equipment	Network information terminals, LAN peripheral equipment, and vehicle communication terminals

Temperature Control Equipment	Thermoelectric modules and temperature-control equipment for semiconductor manufacturing

Customers
Sales, Services and Systems
Komatsu Group
[Japan]
Komatsu Ltd. (Parent Company)
<Construction and Mining Equipment>
◎ Komatsu Zenoah Co.
◎ Komatsu Diesel Co., Ltd.
◎ Komatsu Used Equipment Corp.
◎ Komatsu Castex Ltd.
◎ Komatsu Safety Training Center Ltd.
◎ Komatsu Business Support Ltd.
○ Komatsu Cummins Engine Co., Ltd.
◎ Komatsu Hokkaido Ltd.
◎ Komatsu Tokyo Ltd.
◎ Komatsu Kinki Ltd.
◎ Komatsu Chugoku Ltd.
◎ Komatsu Nishi Nihon Ltd.
◎ Komatsu Rental Tokyo Ltd.
◎ Komatsu Rental Chugoku Ltd.
and 44 other companies
<Industrial Machinery, Vehicles and Others>
◎ Komatsu Forklift Co., Ltd.
◎ Komatsu Industries Corporation
◎ Komatsu Machinery Corporation
◎ Komatsu Logistics Corp.
◎ Komatsu House Co., Ltd.
◎ Komatsu Engineering Corp.
◎ Komatsu General Services Ltd.
○ QUALICA, Inc.
and 32 other companies
<Electronics>
◎ Komatsu Electronic Metals Co., Ltd.
◎ Komatsu Electronics, Inc.
◎ KomatsuTriLink Ltd.
○ GIGAPHOTON, Inc.
[The Americas]
◎ Komatsu America Corp.
◎ Komatsu Latin-America Ltd.
<Construction and Mining Equipment>
◎ Modular Mining Systems, Inc.
◎ Komatsu Mexicana de C.V.
◎ Komatsu do Brasil Ltda.
◎ Komatsu Cummins Chile Ltda.
○ Cummins Komatsu Engine Company
and 34 other companies
<Industrial Machinery, Vehicles and Others>
◎ Komatsu America Industries LLC
◎ Komatsu Finance America Inc.
and 4 other companies
<Electronics>
◎ Komatsu Silicon America LLC
[Asia, Oceania & Africa]
◎ Komatsu (China) Ltd.
◎ Komatsu Australia Holdings Pty., Ltd.
<Construction and Mining Equipment>
◎ Komatsu Asia & Pacific Pte Ltd
◎ Komatsu Indonesia Tbk
◎ Bangkok Komatsu Co., Ltd.
◎ Komatsu (Changzhou) Construction Machinery Corp.
◎ Komatsu (Changzhou) Foundry Corp.
◎ Komatsu Shantui Construction Machinery Co., Ltd.
◎ Komatsu Australia Pty. Ltd.
◎ Komatsu Southern Africa (Pty) Ltd.
○ L&T-Komatsu Limited
and 16 other companies
<Industrial Machinery, Vehicles and Others>
6 manufacturing & sales companies
<Electronics>
◎ Formosa Komatsu Silicon Corporation
[Europe]
◎ Komatsu Europe International N.V.
<Construction and Mining Equipment>
◎ Komatsu Europe Coordination Center N.V.
◎ Komatsu UK Ltd.
◎ Komatsu Hanomag GmbH
◎ Komatsu Deutschland GmbH
◎ Komatsu Utility Europe S.p.A.
◎ Komatsu Italia S.p.A
◎ Komatsu Mining Germany GmbH
◎ Komatsu France S.A.
◎ Komatsu Forest AB
and 8 other companies
<Industrial Machinery, Vehicles and Others>
2 sales companies
and 1 other company
<Electronics>
◎ Komatsu Silicon Europe N.V.
[Legend Symbols]
◎ Consolidated Companies
○ Affiliated Companies Acounted for by the Equity Method
Supply of Products
Supply of Parts & Components

Management Policy

1. Basic Management Policy

The cornerstone of Komatsu’s management is commitment to Quality and Reliability for maximization of its corporate value. This policy not only applies to its products and services but also extends to all other aspects of the Komatsu Group, including organizations, businesses, employees and management. It is the top management task of Komatsu to continue improving the Quality and Reliability of all these year after year.

2. Basic Policy for Dividends

Komatsu is building a sound financial position and flexible and agile corporate strength to increase its corporate value. Concerning cash dividends to shareholders, the Company maintains the basic policy of redistributing profits by first striving to continue stable dividends and then considering business results, payout ratio and other related matters in a comprehensive manner.

3. Stance on the Lowering of Trading Unit of Shares

Komatsu has a policy to decide on the trading unit of shares of the Company after considering the shareholder composition, liquidity, invested amounts and the like. The Company will continue to study the matter while closely monitoring developments on the stock market.

4. Targeted Management Indices, Mid to Long-Range Management Plan and Issues Ahead

For the fiscal year ended March 31, 2005, Komatsu achieved all management goals of the mid-range management plan “Move The World. KOMATSU 5-800” a year ahead of its original plan. At present, Komatsu is accelerating its efforts to improve profitability as it works to attain operating profit* ratio of 10% or higher as its next management goal.

Note:	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

At the same time, Komatsu will make efficient use of management resources by facilitating a selective focus based on the criteria of technological advantage and profitability for all its businesses. Komatsu will also reinforce its competitive foundation through such measures as strengthening financial position, building on groups of employees with high morale and expanding a competition-based organizational framework. Furthermore, all employees of the Komatsu Group will work on their individual tasks by keeping the importance of compliance, safety and environmental conservation in mind.

1) Improvement of Profitability: Working to attain operating profit ratio of 10% or higher

There are some matters of concern over the economy, such as a further price hike of crude oil and overheating housing investments in the U.S. However, Komatsu anticipates that demand for construction and mining equipment will continue to increase steadily, especially in “Greater Asia,” in the broader sense of the term, as well as in Latin America and South Africa. Komatsu also projects demand to expand for industrial machinery thanks to thriving capital investments by automakers.

In the construction and mining equipment business, Komatsu is going to launch new machines equipped with its leading-edge “ecot 3” engine technology developed to meet Tier III emission control requirements which will be introduced in January next year starting in the U.S. and Europe. Komatsu is also going to focus its efforts to broaden the product range of DANTOTSU (Unique and Unrivaled) products equipped with unrivaled features in performance. In response to expanding growth in demand worldwide, Komatsu is going to enhance its production capacity for major components such as hydraulic units. Komatsu is also going to build a new assembly plant to expand its production capacity for large equipment for mining and other applications. Furthermore, Komatsu is working to reform its production and sales planning procedures by deploying IT to obtain real-time market information around the world directly and promptly. In “Greater Asia” and other emerging markets, Komatsu is going to further heighten its market position as it is reinforcing its marketing and customer support capabilities there.

Also in the industrial machinery, vehicles and others business, each company of the Komatsu Group will work to introduce products with unique features to differentiate itself and improve its earnings. As for large presses for which Komatsu projects a high level of orders, the Company is going to build a new plant and expand its production capacity.

Komatsu is going to build two new plants adjacent to the ports of Kanazawa and Hitachinaka, respectively in Ishikawa and Ibaraki prefectures. Thanks to their location, the Company will be able to not only cut down its logistics costs but also make contributions to reducing the amount of CO2 emission, which causes the greenhouse effects of the Earth.

In the electronics business, Komatsu Group companies are working to improve their business results by further improving the quality and costs for silicon wafers in Japan and Taiwan while steadily increasing the production capacity for the next-generation mainstay 300mm wafers.

The Komatsu Group will resolutely work to accelerate the pace of these efforts above and aim at a 10%-or-higher operating profit ratio.

2) Reform of Sales and Production Planning Procedures

The Komatsu Group will work to seize business opportunities and improve production efficiency by detecting and flexibly responding to any signs of demand change as soon as they surface. By utilizing IT advantages such as its proprietary KOMTRAX asset management system for customers’ equipment, the Group will work to grasp market conditions around the world directly and promptly and promote Groupwide reforms of sales and production planning procedures.

To achieve optimal production on a global basis, Komatsu will centralize the management of operating conditions of plants around the world and equalize the volume of production for each plant. For Komatsu to achieve this, each plant needs to have top-level cost competitiveness in its respective region. To this end, Komatsu will promote optimal procurement and logistics reform on a global basis while improving production technologies.

5. Basic Stance on Corporate Governance and Progress in Implementation

[Basic Stance on Corporate Governance]

To become a company which enjoys an ever larger trust of all stakeholders by maximizing its corporate value, Komatsu is working to improve management efficiency, strengthen corporate governance, advocate corporate ethics and ensure sound management on a Groupwide basis.

To further improve transparency of the management to shareholders and investors, Komatsu discloses information in a fair and timely manner, and actively engages in investor relations activities by holding meetings in Japan and abroad to explain business results.

[Current State of Progress Concerning Corporate Governance]

(1) Current Conditions Concerning Management Organizations Related to Decision-Making, Execution and Supervisory and Other Corporate Governance Functions

a. Organizational Framework

In 1999, Komatsu introduced the executive officer system and has since worked to separate management decision-making and supervisory functions within the confines of the law. At the same time, the Company reduced the number of members of the Board of Directors and appointed external directors and auditors. The Company has also been promoting operational reforms of the Board through which Board members can discuss important management issues thoroughly and make decisions promptly in order to enhance the effectiveness of the Board.

The Board of Directors meets every month, discusses and makes resolutions concerning important matters and decisions on management policies of the Komatsu Group. The Board of Directors also strictly supervises and oversees the execution of management duties by representative and other directors. Three external directors are included in the Board of Directors (ten persons as of September 30, 2005) to ensure management transparency and objectivity.

With respect to statutory auditors (four persons as of September 30, 2005), Komatsu has consistently made sure that half of them are represented by external auditors. Each auditor attends Board of Directors meetings and other important meetings and audits the execution of duties by directors. The Board of Statutory Auditors conducts appropriate auditing by meeting every month, making decisions concerning audit policies, duty assignments among themselves and hearing the conditions of execution of management duties from the directors.

In 1995, Komatsu established the International Advisory Board (IAB) to obtain objective advice and suggestions from internationally leading figures concerning Komatsu as a global company. IAB meets twice a year for opinion exchanges and discussions.

Concerning the compensation for directors, Komatsu established the Compensation Council with a majority of external experts in 1999 and has since worked to ensure the transparency, objectivity, validity and other aspects of management.

Komatsu has entered into an audit contract with KPMG AZSA & Co. and receives audits of accounts of both non-consolidated and consolidated financial statements.

Komatsu has also entered into consultation contracts with a multiple number of law firms, receiving advice on important legal issues as needed, and thus works to reduce legal risks.

b. Current Conditions Concerning Compliance

Komatsu works to strengthen compliance so that each and every employee of the Komatsu Group observes the laws and regulations and correctly understands and implements the business rules stipulated in “Komatsu’s Code of Worldwide Business Conduct” (revised five times since its establishment in 1998). The Compliance Committee, established at the head office of Komatsu Ltd., is staffed by the President and CEO, other key officers and the representative of the labor union, with the auditors participating as observers. The Committee makes decisions on compliance-related policies, structure and other pertinent matters of the Komatsu Group, and discusses important matters. Furthermore, having assigned the duty of compliance to a director and established the Compliance Department, Komatsu ensures continuous management and guidance, and aggressively promotes activities designed to improve corporate ethics on a Groupwide basis. For example, the Company has established the Business Rule Consultation Office to promptly respond to consultation requests and reports from employees of Komatsu Group companies.

c. Current Conditions of Internal Control System

Komatsu is subject to control requirements of the section 302 and/or 404 of the Sarbanes-Oxley Act of the United States of America, and is steadily improving the internal control system required for financial reporting and timely disclosure of information.

Komatsu also has a system to carefully control and supervise the management transparency and efficiency of Komatsu Group companies. Under this system, Komatsu appoints directors, executive officers and high-ranking employees of Komatsu Ltd. as directors and auditors of major Group companies in Japan and abroad, while they maintain their current positions at the Company.

With respect to internal audit, audit teams are formed under the leadership of the Internal Audit Department and joined by staff members of the Legal Department and compliance-related sections. They are working to strengthen compliance on a Groupwide basis.

d. Current Conditions of Risk Management

Under the basic policy of risk management, Komatsu safekeeps human, physical, financial, credit and all other resources related to corporate activities, works to identify a variety of risks surrounding companies and prevent and/or mitigate (or minimize) the impact, should a risk occur.

The Risk Management Committee devises Groupwide risk management policies, and checks and follows up on risk management measures in normal times. Should a risk surface, it establishes an emergency headquarters and conducts every possible activity to minimize the damage.

e. Reassessment of Director’s Remuneration System

In 2004, Komatsu reassessed the director’s remuneration system in order to link it more directly with its business performance. Concerning the auditor’s remuneration, in light of his/her independence of management, Komatsu has discontinued the business performance-linked bonus and will pay only the basic remuneration, starting with the payment in the current fiscal year ending March 31, 2006. Komatsu will also reduce and phase out the retirement bonus system for directors and auditors.

(2) Outline of Personal, Capital or Business Relationships or Other Vested Interests between the Company and External Directors and Auditors

Mr. Toshio Morikawa, and Mr. Hajime Sasaki and Mr. Morio Ikeda among all the directors of Komatsu are external directors as stipulated in Article 188, Paragraph 2, Item 7-2 of the Commercial Code, and none of the three has any special vested relationship with the Company. Mr. Masahiro Yoshiike, one of the two external auditors, is Chairman of Taiyo Life Insurance Company, with which Komatsu has a business relationship in the form of receiving long-term loans and other matters.

Management Performance and Financial Conditions

1. Outline of Operations and Business Results

For the interim period ended September 30, 2005, Komatsu Ltd. improved both consolidated sales and profit for the fourth consecutive interim period, centering on excellent performance of the construction and mining equipment business. The improvement also represents the record-high figures for six-month sales and profit.

Consolidated net sales for the interim period under review expanded 18.4%, over the corresponding period a year ago, to ¥809.7 billion (US$7,166 million, at US$1=¥113). In the construction and mining equipment business, Komatsu boosted sales in all major regions of the world, as global demand expanded. In the industrial machinery, vehicles and others business, Komatsu advanced sales centering on forklift trucks and industrial machinery against the backdrop of strong market demand in Japan and overseas. Sales of the electronics business also increased over the last corresponding period, as the semiconductor market recovered.

Operating profit* reached ¥79.6 billion (US$705 million) for the interim period, registering an increase of 72.6% over the corresponding period a year ago. While costs increased due mainly to price hikes of steel materials, Komatsu made the handsome gain in operating profit because it worked to cut down production costs and increase its sales prices in Japan and overseas, coupled with expanded sales in the construction and mining equipment business and the industrial machinery, vehicles and others business. Operating profit ratio for the interim period also improved to 9.8% from 6.8% for the last corresponding period.

Income before income taxes, minority interests and equity in earnings of affiliated companies for the interim period also made a sizable gain of 76.6% over the previous interim period, to ¥85.1 billion (US$753 million), reflecting income from the sale of Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon, in addition to the substantial increase in operating profit. As a result, net income for the interim period reached ¥59.7 billion (US$529 million), registering an increase of 2.3 times over the corresponding period a year ago.

On a non-consolidated basis, interim sales advanced to ¥290.9 billion (US$2,575 million), up 18.3% over the previous interim period, supported by continued growth in export sales of construction and mining equipment and strong sales of large presses with AC Servo technologies. Ordinary profit and net income for the interim period reached ¥24.5 billion (US$217 million) and ¥14.1 billion (US$125 million), respectively with 37.0% and 67.6% increases. As a result, the Company recorded the third consecutive growth in both interim sales and profit.

Note:	Operating profit stated hereafter is the sum of segment profit (net sales less cost of sales and selling, general and administrative expenses). It conforms to Japanese accounting principles, and does not represent consolidated operating profit under U.S.GAAP.

Construction and Mining Equipment

Consolidated net sales of construction and mining equipment for the interim period advanced 21.2% over the corresponding period a year ago, to ¥615.0 billion (US$5,443 million), registering the record-high six-month figure. Overseas sales climbed 28.1% to ¥485.7 billion (US$4,298 million), while sales in Japan increased 0.8% to ¥129.3 billion (US$1,145 million) for the interim period under review.

[Sales	of Construction and Mining Equipment by Region (Geographic Origin)]

	Millions of yen
	First half ended September 30, 2005 (A)	First half ended September 30, 2004 (B)	Changes Increase (A)-(B)		The entire FY ended March 31, 2005
	1USD=¥110 1EUR=¥136	1USD=¥110 1EUR=¥134			1USD=¥108 1EUR=¥136
Japan	129,371	128,307	1,064	0.8%	271,497
The Americas	196,548	146,964	49,584	33.7%	310,809
Europe & CIS	105,748	87,144	18,604	21.3%	186,063
Asia & Oceania	103,646	82,544	21,102	25.6%	172,971
China	26,627	22,557	4,070	18.0%	40,516
The Middle East & Africa	53,153	39,935	13,218	33.1%	79,305

Total	615,093	507,451	107,642	21.2%	1,061,161

<Japan>

During the interim period, Japanese construction investments remained slack, while sales increased slightly from the corresponding interim period last year. Growth in demand resulted from ongoing reconstruction projects in earthquake and typhoon-devastated areas. In the used equipment business, Komatsu, under the leadership of Komatsu Used Equipment Corp. (KUEC), increased the amount of equipment collected within the Komatsu Group. KUEC also worked to raise the prices of used equipment, as the inventory adjustment advanced, which reduced the amount of used equipment available in Japan. In the rental equipment business, Komatsu implemented a new business model by deploying IT and promoted management efficiency of rental companies of the Komatsu Group.

<The Americas>

Interim sales in the Americas expanded against the backdrop of growth in demand for construction equipment resulting from buoyant housing investments in the United States, coupled with accelerated demand for mining equipment in Latin America.

To meet a high level of demand in North America, Komatsu, under the leadership of Komatsu America Corp., strengthened its distributorships by adding manpower and opening new shops and carrying out aggressive sales activities. As a result, Komatsu boosted North American sales.

Sales in Latin America increased centering on super-large dump trucks, especially in Brazil and Chile.

<Europe & CIS>

Sales in Europe increased over the corresponding interim period a year ago, reflecting an increase of markets in tandem with growth of the European Union. To meet continuous growth in demand, Komatsu embarked on the transfer of production for certain equipment within Europe. By transferring the production of wheeled hydraulic excavators from Komatsu UK Ltd. (KUK) to Komatsu Hanomag GmbH. in Germany, the major market for these excavators, Komatsu has positioned KUK as an exclusive production base in Europe for crawler-type hydraulic excavators, thus enhancing production efficiency in Europe.

In the Commonwealth of Independent States (CIS: former Soviet republics), demand for equipment for use in urban civil engineering works, especially in Russia, increased in addition to expanded demand from energy-related industries. In light of the burgeoning demand for hydraulic excavators for use in metropolitan areas, Komatsu aggressively supported sales activities of its distributors, and sales in CIS grew from the previous corresponding interim period.

<China>

Demand made a sharp nose dive last year but regained a recovery momentum during the interim period under review. While the market was conventionally concentrated in the eastern region, it has expanded to northeastern, western and northern regions, and demand for products has also become diversified. In these market conditions, Komatsu, under the leadership of Komatsu (China) Ltd., broadened its product mix and implemented aggressive sales activities, while fully utilizing the KOMTRAX asset management system for customers and responding to changes on the marketplace promptly. Komatsu also introduced a new distributor management system and reinforcing the operation of distributors. As a result, Komatsu increased sales from the previous corresponding interim period in China.

<Asia & Oceania>

In Asia there were concerns over negative effects of the skyrocketed oil price on general economies. However, interim sales expanded, centering on mining equipment, as coal and other resource developments remained thriving.

In Oceania, Komatsu effectively captured growth in demand for mining equipment, and interim sales increased over the corresponding period a year ago.

<The Middle East & Africa>

Interim sales in the Middle East accelerated in Turkey under good economic conditions and oil producing countries where construction investments thrived mainly as a result of the price hikes of crude oil.

Interim sales in Africa made a big gain, reflecting increased demand for mining equipment in the Republic of South Africa, the largest market of the continent, as well as growth in demand for construction equipment for infrastructure developments in other countries.

Industrial Machinery, Vehicles and Others

Consolidated net sales of industrial machinery, vehicles and other products for the interim period reached ¥140.5 billion (US$1,244 million), up 14.1% over the corresponding period a year ago.

Against the backdrop of thriving capital investments by automakers, sales of industrial machinery grew substantially, including large presses built by Komatsu, small and medium-sized presses by Komatsu Industries Corporation, and machine tools by Komatsu Machinery Corporation. Concerning large presses, Komatsu led the industry by introducing new presses which incorporate AC Servo technologies that the Company has refined and accumulated over the years for small and medium-sized presses. Both sales and orders for large presses with the AC Servo mechanism advanced steadily, reflecting outstanding appraisals by customers for their low-noise and high-economy performance in addition to super-high precision and productivity.

Komatsu Forklift Co., Ltd. effectively capitalized on growth in demand in Japan and abroad and aggressively worked to expand sales of its mainstay LEO-NXT-V engine-driven series. Komatsu Forklift also increased the prices. As a result, sales increased over the previous corresponding period.

Komatsu Zenoah Co. introduced new products with unique features, including the brushcutter with an improved start-up mechanism, implemented aggressive sales promotion for them, and expanded sales.

Electronics

Consolidated net sales from the electronics segment for the interim period totaled ¥54.0 billion (US$478 million), up 1.4% over the corresponding period a year ago. In July 2005, Komatsu sold Advanced Silicon Materials LLC, a U.S. subsidiary engaging in production and sales of polycrystalline silicon, to Renewable Energy Corporation AS of Norway. Reflecting this sale, overall sales of the electronics segment registered the slight increase from the previous interim period.

Demand for silicon wafers remained brisk during the interim period under review, as the semiconductor market came out of the inventory adjustment phase and got on a recovery track. Komatsu Electronic Metals Co., Ltd. (KEM) and its group companies manufactured high value-added 200mm wafers designed to meet higher integration needs as well as discrete wafers in Japan and Taiwan, and engaged in aggressive sales promotion in main markets, including the emerging Chinese market. As for 300mm wafers, the next-generation mainstream product, the KEM Group has established a monthly production capacity of 75,000 pieces in Japan and worked to refine their quality and to expand sales. As a result, consolidated net sales of KEM for the interim period improved from the corresponding period a year ago.

2. Conditions of Consolidated Cash Flows

Net cash provided by operating activities increased by ¥4.6 billion over the previous interim period, to ¥58.7 billion (US$520 million), reflecting excellent business results. Net cash used in investing activities increased by ¥5.2 billion from the previous interim period, to ¥19.3 billion (US$171 million), due to aggressive capital investments made to expand production capacities, which offset the proceeds from the sale of ASiMI. Net cash used in financing activities increased by ¥4.4 billion from the previous interim period, to ¥52.2 billion (US$462 million), due to the continued reduction of interest-bearing debt.

As a result, cash and cash equivalents totaled ¥85.0 billion (US$753 million) at September 30, 2005, a decrease of ¥12.4 billion compared to the amount at the end of the previous fiscal year.

Trends of Cash Flow Indicators:

	First half ended September 30, 2005	First half ended September 30, 2004	The entire FY ended March 31, 2005
Shareholders’ equity ratio (%)	36.0	32.2	32.9
Shareholders’ equity ratio at aggregate market value (%)	100.1	50.5	55.1
Years of debt redemption	3.3	4.0	3.6
Interest coverage ratio	9.6	10.3	10.8

Shareholders’ equity ratio: Shareholders’ equity / Total assets

Shareholders’ equity ratio at aggregate market value: Aggregate market value of outstanding shares of common stock / Total assets

Years of debt redemption term: Interest-bearing debt / Net cash provided by operating activities

Interest coverage ratio: Net cash provided by operating activities / Interest expense

3. Business Risks

Komatsu believes that, as an independent business entity, it must maintain its own management strategy and resources to win the competition within a foreseeable scope based on available information as of the issuance date of this news release.

The main risks in the business environment surrounding the Komatsu Group are as follows:

1)	Economic and market conditions

The Komatsu Group is exposed to the risks of large fluctuations in product demand and in Komatsu Group’s business environments depending on varying conditions in local markets, politics and economy, as the Komatsu Group operates globally.

2)	Foreign exchange fluctuation

The Komatsu Group is exposed to the risk of negative effects on its management performance due to currency fluctuations in consideration of the fact that about 70% of total sales come from outside Japan. In addition, the risk of negative effects is perpetuated by exchange fluctuations in the comparative price of Komatsu Group’s products to that of foreign competitors’ and in the import price of raw materials.

3)	Finance

The Komatsu Group is exposed to the risk of interest rate hikes, causing increases in interest payment for various borrowings and the subsequent reduction in Komatsu Group’s overall profits. In addition, the risk of negative effects on Komatsu Group’s management performance and financial conditions is caused by increases in funding shortage and liabilities of Komatsu Group’s pension plans and a subsequent pension cost increase after fluctuations in fair prices of marketable securities and interest rates in the financial markets.

4)	Competition

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by a decrease in Komatsu Group’s market share, sales and profits due to the intensification of market competition resulting from product launchings and/or price cuts by competitors.

5)	Local restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by a cost increase after enactment of unfavorable new regulations in countries where the Komatsu Group operates, including import duties, quotas, currency restrictions and taxation.

6)	Environmental restrictions

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by additional expenses and capital expenditures required under new regulations where environmental restrictions are revised.

7)	Manufacturer’s liability

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by profit decrease due to costs for remedies in relation to Komatsu Group’s liability where a product failure results in an unpredictable accident.

8)	Business alliance

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by business failures of projects under corporate alliance with outside parties as a result of management and financial conflicts among the parties.

9)	Procurement, production and other matters

The Komatsu Group is exposed to the risk of negative effects on its management performance, which are caused by further rising and/or prolonging prices of raw materials worldwide, short supply of parts and materials, and other unpredictable problems in its development and production operations.

10)	Natural calamity

The Komatsu Group is exposed to the risk of negative effects on its management performance, when natural disasters, such as earthquakes and floods, occur in an unpredictable scale and give a devastating damage to one or more main business bases of the Komatsu Group.

4. Outlook for the Fiscal Year ending March 31, 2006

In its mainstay construction and mining equipment business, Komatsu anticipates that global demand will increase, supported by continuing investments in energy-related industries and infrastructure developments, and thus can expect sales to expand. In the industrial machinery business, Komatsu also projects sales to accelerate against the backdrop of thriving capital investments primarily by automakers.

While there are factors of concern, such as skyrocketing prices of steel materials, crude oil and other raw materials as well as drastic changes on the foreign exchange market, Komatsu is working to renew the record-high sales, operating profit, income before income taxes, minority interests and equity in earnings of affiliated companies and net income registered for the previous fiscal year.

Consolidated and non-consolidated results for the fiscal year ending March 31, 2006 are projected today as follows:

1) Consolidated

Net sales:	¥ 1,650 billion yen (up 15.0%)
Operating profit:	¥ 160 billion yen (up 57.0%)
Income before income taxes, minority interests and equity in earnings of affiliated companies:	¥ 153 billion yen (up 55.0%)
Net income:	¥ 101 billion yen (up 71.2%)

2) Non-consolidated

Net sales:	¥ 615 billion yen (up 17.5%)
Ordinary profit:	¥ 50 billion yen (up 49.6%)
Net income:	¥ 30 billion yen (up 76.0%)

Foreign exchange rates are premised at ¥112 to US$1 and ¥135 to EUR1 for the fiscal year ending March 31, 2006.

5. Redistribution of Profits for the Interim Period Ended September 30, 2005

Komatsu has set the interim dividends per share at ¥8 by increasing ¥3 from ¥5 paid for the corresponding period last year, based on its basic policy concerning redistribution of profits.

Furthermore, the Company plans to increase the annual dividends per share by ¥5, to ¥16 (i.e., ¥8 for the interim and ¥8 for the fiscal year-end dividends per share).

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Condensed Consolidated Balance Sheets

	Millions of yen
	As of September 30, 2005	As of September 30, 2004	Changes Increase (Decrease)	As of March 31, 2005
	(A)	(B)	(A)-(B)
Assets
Current assets:
Cash and cash equivalents	¥85,076	¥64,647	¥20,429	¥97,510
Time deposits	77	77	0	52
Trade notes and accounts receivable	351,397	302,675	48,722	316,828
Inventories	337,679	291,072	46,607	307,002
Other current assets	105,318	90,610	14,708	94,105

Total current assets	879,547	749,081	130,466	815,497

Long-term trade receivables	71,786	65,770	6,016	80,856

Investments	100,225	75,757	24,468	83,447

Property, plant, and equipment - Less accumulated depreciation	375,169	369,300	5,869	366,660

Other assets	106,251	130,217	(23,966)	102,608

Total	1,532,978	1,390,125	142,853	1,449,068

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term debt (including current maturities of long-term debt)	184,994	172,108	12,886	214,577
Trade notes and accounts payable	286,527	240,478	46,049	266,112
Income taxes payable	23,593	22,545	1,048	12,234
Other current liabilities	154,479	136,820	17,659	149,576

Total current liabilities	649,593	571,951	77,642	642,499

Long-term liabilities	287,478	332,376	(44,898)	290,479

Minority interests	43,465	38,277	5,188	38,946

Shareholders’ equity:
Common stock	67,870	67,870	—	67,870
Capital surplus	136,172	135,758	414	135,792
Retained earnings	353,385	271,507	81,878	299,537
Accumulated other comprehensive income (loss) *	(458)	(23,026)	22,568	(21,485)
Treasury stock	(4,527)	(4,588)	61	(4,570)

Total shareholders’ equity – net	552,442	447,521	104,921	477,144

Total	¥1,532,978	¥1,390,125	¥142,853	¥1,449,068

	As of September 30, 2005	As of September 30, 2004	Changes Increase (Decrease)	As of March 31, 2005
* Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	¥(13,280)	¥(20,580)	¥7,300	¥(22,161)

Net unrealized holding gains on securities available for sale	26,619	15,860	10,759	18,605

Pension liability adjustments	(13,177)	(17,506)	4,329	(17,340)

Net unrealized holding gains (losses) on derivative instruments	(620)	(800)	180	(589)

Short & long-term debt	¥389,375	¥433,598	¥(44,223)	¥432,291

Note:	The accompanying consolidated balance sheet for the current fiscal year reflects the reclassification of the portion of installment and lease receivables due after one year (less unearned interest), or the long-term portion, separately from trade notes and accounts receivable of current assets. The corresponding figures at the last fiscal year-end and at the end of last interim term were also reclassified accordingly.

Condensed Consolidated Statements of Income

	Millions of yen
	First half ended September 30, 2005	First half ended September 30, 2004	Changes Increase (Decrease)		The entire FY ended March 31, 2005
	(A)	(B)	(A)-(B)%
Revenues and other
Net sales	¥809,709	¥683,976	¥125,733	18.4	¥1,434,788
Interest and other income	23,088	15,255	7,833		20,047

	832,797	699,231	133,566	19.1	1,454,835

Costs and expenses
Cost of sales	595,472	508,723	86,749		1,066,887
Selling, general and administrative expenses	134,538	129,084	5,454		265,978
Interest expense	6,086	5,241	845		11,209
Other	11,565	7,983	3,582		12,058

	747,661	651,031	96,630	14.8	1,356,132

Income before income taxes, minority interests, and equity in earnings of affiliated companies	85,136	48,200	36,936	76.6	98,703

Income taxes	20,849	19,904	945		36,044

Minority interests in (income) of consolidated subsidiaries	(5,027)	(2,957)	(2,070)		(4,588)

Equity in earnings of affiliated companies	536	684	(148)		939

Net income	¥59,796	¥26,023	¥33,773	129.8	¥59,010

Note:	Comprehensive income for the first half ended September 30, 2005, 2004 and the entire fiscal year ended March 31, 2005 were 80,823 million yen, 26,791 million yen, and 61,319 million yen respectively.

Condensed Consolidated Statements of Cash Flows

	Millions of yen
	First half ended September 30, 2005	First half ended September 30, 2004	Changes Increase (Decrease)	The entire FY ended March 31, 2005
	(A)	(B)	(A)-(B)
Operating activities
Net income	¥59,796	¥26,023	¥33,773	¥59,010
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,388	34,889	(501)	69,020
Deferred income taxes	(6,318)	(3,277)	(3,041)	19,409
Net gain from sale of investment securities	(19,506)	433	(19,939)	(162)
Gain on sale of property	(465)	(10,467)	10,002	(11,269)
Loss on disposal or sale of fixed assets	1,718	1,998	(280)	4,311
Impairment loss on long-lived assets	1,809	2,386	(577)	4,200
Pension and retirement benefits, net	1,040	877	163	3,662
Changes in assets and liabilities:
Increase in trade receivables	(20,821)	(2,964)	(17,857)	(33,266)
Increase in inventories	(28,084)	(27,209)	(875)	(42,418)
Increase in trade payables	19,245	12,353	6,892	39,261
Increase (decrease) in income taxes payables	10,399	9,436	963	(721)
Others, net	5,525	9,632	(4,107)	10,332

Net cash provided by operating activities	58,726	54,110	4,616	121,369

Investing activities
Capital expenditures	(50,100)	(34,155)	(15,945)	(72,873)
Proceeds from sales of property	5,488	20,957	(15,469)	31,780
Proceeds from sales of investment securities	2,851	448	2,403	2,593
Purchases of investment securities	(2,415)	(3,341)	926	(4,690)
Sale (Acquisition) of subsidiaries, net of cash (acquired) disposed	26,115	(280)	26,395	(148)
Collection of loan receivables	6,936	11,157	(4,221)	17,485
Disbursement of loan receivables	(8,163)	(9,254)	1,091	(12,375)
Decrease (increase) in time deposits	(23)	376	(399)	497

Net cash used in investing activities	(19,311)	(14,092)	(5,219)	(37,731)

Financing activities
Proceeds from long-term debt	12,230	11,082	1,148	29,331
Repayments on long-term debt	(52,406)	(31,787)	(20,619)	(47,489)
Decrease in short-term debt, net	(1,022)	(16,836)	15,814	(19,924)
Repayments of capital lease obligations	(5,137)	(5,355)	218	(9,954)
Sales (purchase) of treasury stock, net	42	(890)	932	(872)
Dividends paid	(5,948)	(3,970)	(1,978)	(8,927)

Net cash used in financing activities	(52,241)	(47,756)	(4,485)	(57,835)

Effect of exchange rate change on cash and cash equivalents	392	979	(587)	301

Net increase (decrease) in cash and cash equivalents	(12,434)	(6,759)	(5,675)	26,104

Cash and cash equivalents, beginning of period	97,510	71,406	26,104	71,406

Cash and cash equivalents, end of period	¥85,076	¥64,647	¥20,429	¥97,510

Basis of Financial Statements (Consolidated)

1) Changes in group of entities Consolidated subsidiaries

Added:	27 companies
PT Komatsu Undercarriage Indonesia and other 26 companies

Removed: (Exclusion)	1 company
Advanced Silicon Materials LLC

Removed: (Liquidation and Merger)	3 companies

Removed: (To Affiliated companies)	1 company

Affiliated companies accounted for by the equity-method

Added:	1 company

Added: (From Consolidated subsidiaries)	1 company

Removed: (Exclusion)	1 company
Solar Grade Silicon LLC

Removed: (Liquidation and Other)	2 companies

2) Change of Accounting Policies: None

Business Segment Information

1. Information by Business Unit

(1) Sales and Segment Profit

	Millions of yen
	First half ended September 30, 2005			First half ended September 30, 2004			The entire FY ended March 31, 2005
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Construction and Mining Equipment	623,753	64,732	10.4	514,383	35,891	7.0	1,076,360	78,427	7.3
Industrial Machinery, Vehicles and Others	178,120	10,737	6.0	152,805	7,081	4.6	329,951	16,857	5.1
Electronics	54,064	5,569	10.3	53,294	5,608	10.5	107,198	11,719	10.9
Subtotal	855,937	81,038	9.5	720,482	48,580	6.7	1,513,509	107,003	7.1
Corporate & Elimination	(46,228)	(1,339)	—	(36,506)	(2,411)	—	(78,721)	(5,080)	—

Total	809,709	79,699	9.8	683,976	46,169	6.8	1,434,788	101,923	7.1

Interest and other income		23,088			15,255			20,047
Interest expense		6,086			5,241			11,209
Other expenses		11,565			7,983			12,058
Consolidated income before income taxes, minority interests and equity in earnings of affiliated companies		85,136			48,200			98,703

Note: Sales amount of every business segment includes inter-unit transactions as below:

	First half ended September 30, 2005	First half ended September 30, 2004	The entire FY ended March 31, 2005
Construction and Mining Equipment	8,660	6,932	15,199
Industrial Machinery, Vehicles and Others	37,563	29,571	63,496
Electronics	5	3	26

Total	46,228	36,506	78,721

(2) Assets, Depreciation, and Capital Expenditures

	Millions of yen
	As of Sept. 30, 2005	First half ended Sept. 30, 2005		As of Sept. 30, 2004	First half ended Sept. 30, 2004
	Assets	Depreciation and Amortization	Capital Expenditures	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	1,062,376	23,605	42,378	929,957	24,073	28,724
Industrial Machinery, Vehicles	238,441	3,818	6,418	214,090	3,758	5,757
Electronics	121,261	6,361	12,555	142,387	6,475	6,801
Subtotal	1,422,078	33,784	61,351	1,286,434	34,306	41,282
Corporate & Elimination	110,900	—	—	103,691	—	—

Total	1,532,978	33,784	61,351	1,390,125	34,306	41,282

	As of Mar. 31, 2005	The entire fiscal year ended Mar. 31, 2005
	Assets	Depreciation and Amortization	Capital Expenditures
Construction and Mining Equipment	979,087	46,630	64,547
Industrial Machinery, Vehicles and Others	215,679	7,612	10,980
Electronics	142,679	13,362	13,492
Subtotal	1,337,445	67,604	89,019
Corporate & Elimination	111,623	—	—

Total	1,449,068	67,604	89,019

2. Information by Region

(1) Sales and Segment Profit

	Millions of yen
	First half ended September 30, 2005			First half ended September 30, 2004			The entire FY ended March 31, 2005
	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)	Sales	Segment Profit	Segment Profit Ratio (%)
Japan	502,850	37,121	7.4	449,059	25,428	5.7	940,561	57,725	6.1
The Americas	233,708	22,911	9.8	181,585	11,860	6.5	383,191	24,713	6.4
Europe	118,002	8,065	6.8	94,214	4,522	4.8	200,784	11,964	6.0
Others	140,604	12,285	8.7	108,850	7,808	7.2	221,467	13,456	6.1
Subtotal	995,164	80,382	8.1	833,708	49,618	6.0	1,746,003	107,858	6.2
Corporate & Elimination	(185,455)	(683)	—	(149,732)	(3,449)	—	(311,215)	(5,935)	—

Total	809,709	79,699	9.8	683,976	46,169	6.8	1,434,788	101,923	7.1

Note: Sales amount of each region segment includes inter-segment transactions.

(2) Assets

	Millions of yen
	As of September 30, 2005		As of September 30, 2004		As of March 31, 2005
	Assets	Ratio (%)	Assets	Ratio (%)	Assets	Ratio (%)
Japan	991,483	64.7	1,001,586	72.0	1,014,317	70.0
The Americas	371,947	24.3	321,969	23.2	340,270	23.5
Europe	128,184	8.4	109,570	7.9	125,891	8.7
Others	164,788	10.7	135,365	9.7	142,897	9.8
Subtotal	1,656,402	108.1	1,568,490	112.8	1,623,375	112.0
Corporate & Elimination	(123,424)	(8.1)	(178,365)	(12.8)	(174,307)	(12.0)

Total	1,532,978	100.0	1,390,125	100.0	1,449,068	100.0

3. Overseas Sales

(1) First half ended September 30, 2005

	Millions of yen
	The Americas	Europe	Others	Total
Overseas sales	225,500	114,272	220,162	559,934
Consolidated net sales	—	—	—	809,709
Ratio of overseas sales to consolidated net sales (%)	27.8	14.1	27.2	69.1

(2) First half ended September 30, 2004

	Millions of yen
	The Americas	Europe	Others	Total
Overseas sales	171,344	95,953	175,178	442,475
Consolidated net sales	—	—	—	683,976
Ratio of overseas sales to consolidated net sales (%)	25.1	14.0	25.6	64.7

(3) The entire fiscal year ended March 31, 2005

	Millions of yen
	The Americas	Europe	Others	Total
Overseas sales	359,572	203,581	350,500	913,653
Consolidated net sales	—	—	—	1,434,788
Ratio of overseas sales to consolidated net sales (%)	25.1	14.2	24.4	63.7

Notes:	1) Overseas sales represent the sales of the Company and its consolidated subsidiaries to customers in countries or regions other than Japan.
2) Area segments are separated by the geographic proximity. Main countries or areas of each segment above are as follows:
a) The Americas: North America and Latin America
b) Europe: Germany, U.K., and CIS
c) Others: China, Australia, and Southeast Asia

Consolidated Sales by Operation

	Millions of yen
	First half ended September 30, 2005		First half ended September 30, 2004		Changes Increase (Decrease)		The entire FY ended March 31, 2005
	Sales	Ratio (%)	Sales	Ratio (%)	Sales	(%)	Sales	Ratio (%)
Construction and Mining Equipment
Japan	129,371	16.0	128,307	18.8	1,064	0.8	271,497	18.9
Overseas	485,722	60.0	379,144	55.4	106,578	28.1	789,664	55.0

	615,093	76.0	507,451	74.2	107,642	21.2	1,061,161	73.9

Industrial Machinery, Vehicles and Others
Japan	93,328	11.5	85,992	12.5	7,336	8.5	193,425	13.5
Overseas	47,229	5.8	37,242	5.5	9,987	26.8	73,030	5.1

	140,557	17.3	123,234	18.0	17,323	14.1	266,455	18.6

Electronics
Japan	27,076	3.4	27,202	4.0	(126)	(0.5)	56,213	3.9
Overseas	26,983	3.3	26,089	3.8	894	3.4	50,959	3.6

	54,059	6.7	53,291	7.8	768	1.4	107,172	7.5

Total
Japan	249,775	30.9	241,501	35.3	8,274	3.4	521,135	36.3
Overseas	559,934	69.1	442,475	64.7	117,459	26.5	913,653	63.7

	809,709	100.0	683,976	100.0	125,733	18.4	1,434,788	100.0

Marketable Securities

1. Marketable Securities

	Millions of yen
	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Investment Securities available for sale
Marketable equity securities
Cost	17,853	17,564	17,425
Fair value	64,006	45,701	50,185
Unrealized holding gains, net	46,153	28,137	32,760
Marketable debt securities
Cost	—	12	10
Fair value	—	12	10
Unrealized holding gains, net	—	0	0

Financial Highlights of the Parent Company

The following financial information is prepared based on the non-consolidated financial results of the parent company in accordance with generally accepted accounting principles and practices in Japan.

	Millions of yen & US dollars except per share amounts
	First half ended September 30, 2005			First half ended September 30, 2004	Changes (2005-2004) Increase		The entire FY ended March 31, 2005
	Yen	Dollar		Yen	Yen	(%)	Yen
Net sales	290,966	2,575		246,001	44,964	18.3	523,592
Japan	99,525	881		93,726	5,799	6.2	212,631
Overseas	191,440	1,694		152,275	39,165	25.7	310,961
Operating profit	22,487	199		13,869	8,617	62.1	30,021
Ordinary profit	24,544	217		17,917	6,627	37.0	33,417
Net income	14,148	125		8,441	5,706	67.6	17,042
Net income per share
Basic	¥14.26	12.6	¢	¥8.51	¥5.75		¥16.91

Notes:

1)      The translation of Japanese yen amounts into United States dollar amounts is included solely for convenience and has been made for the first half ended September 30, 2005 at the rate of ¥ 113 to $1, the approximate rate of exchange at September 30, 2005.

2) The numbers of average common shares outstanding were as follows:
	• September 30, 2005 :	992,145,951 shares
	• September 30, 2004 :	992,006,036 shares
	• March 31, 2005 :	991,662,555 shares

Dividends

	Fiscal Year Ending March 31, 2006	Fiscal Year ended March 31, 2005
Cash dividends per share (Yen)
Interim (six months)	8.00	5.00
Annual (twelve months)	—	11.00

Financial Position

	As of September 30, 2005	As of September 30, 2004	As of March 31, 2005
Total assets (¥ million)	831,611	767,412	777,297
Shareholders’ equity (¥ million)	490,078	466,046	473,675
Equity ratio (%)	58.9	60.7	60.9
Shareholders’ equity per share (Yen)	493.73	470.15	477.50

Note:	The numbers of common shares outstanding were below:
	• September 30, 2005 :	992,599,364 shares
	• September 30, 2004 :	991,267,779 shares
	• March 31, 2005 :	991,420,696 shares

Sales by Operation

	Millions of yen
	First half ended September 30, 2005		First half ended September 30, 2004		Changes Increase		The entire FY ended March 31, 2005
	Sales	Ratio(%)	Sales	Ratio(%)	Sales	(%)	Sales	Ratio(%)
Construction and Mining Equipment
Japan	79,542	27.3	74,192	30.2	5,350	7.2	157,136	30.0
Overseas	183,712	63.1	145,696	59.2	38,016	26.1	300,801	57.4

	263,255	90.5	219,888	89.4	43,366	19.7	457,938	87.5

Industrial Machinery, Vehicles and Others
Japan	19,982	6.9	19,533	7.9	448	2.3	55,494	10.6
Overseas	7,728	2.7	6,578	2.7	1,149	17.5	10,159	1.9

	27,711	9.5	26,112	10.6	1,598	6.1	65,653	12.5

Total
Japan	99,525	34.2	93,726	38.1	5,799	6.2	212,631	40.6
Overseas	191,440	65.8	152,275	61.9	39,165	25.7	310,961	59.4

	290,966	100.0	246,001	100.0	44,964	18.3	523,592	100.0

Projection for the Fiscal Year Ending March 31, 2006

(From April 1, 2005 to March 31, 2006)

	Millions of yen
	Net Sales	Ordinary Profit	Net Income
The entire fiscal year	615,000	50,000	30,000

Note: Forecast of net income per share (basic) of the entire fiscal year: 30.22 yen

Cash dividends per share (Yen)
Year-end	Total
8.00	16.00

(end)